UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549


    DIVISION OF
 CORPORATION FINANCE


                                                       October 3, 2018

Christopher K. Davis
Senior V. P. and General Counsel
Everest REIT Properties, LLC
199 S. Los Robles Ave., Suite 200,
Pasadena, California 91101

RE:    Resource Real Estate Opportunity REIT, Inc.
       Schedule TO-T filed October 1, 2018
       Filed by Everest REIT Investors I, LLC
       File No. 005-90648

Dear Mr. Davis:

        We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

       Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing this information and/or amendment to this filing, we may raise additional comments.

Determination of Validity, page 7 | Withdrawal Rights, page 7

1. Notwithstanding the disclosure appearing in the Offer Conditions section, we noticed the repeated statements in these sections that Purchaser will make determinations that "shall be final and binding" upon all persons who tender. Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding. In addition, please disclose that shareholders may challenge the Purchaser's determinations.

Section 8. Future Plans, page 9

2. Please refer to the following representation: "The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers."
   To the extent that the reasoning behind the decision to seek to purchase slightly more than
   5% of the outstanding class of equity was to perfect the legal grounds upon which a shareholder list could be obtained under Rule 14d-5, please advise us if the quoted statement is accurate or if an objective of Purchaser is to make future solicitations using the list.
 Christopher K. Davis
Everest Financial
October 3, 2018
Page 2

Section 11. Source of Funds, page 10

3. Please refer to the following representation: "The Purchaser has aggregate committed capital that is sufficient to fund its collective obligation to purchase Shares in this Offer...." To the
   extent that Everest Financial, Inc. and Everest Properties II, LLC are parties who have committed the aforementioned capital, please advise us, with a view towards revised disclosure, why such persons have not been identified as co-bidders on the Schedule TO.
   Refer to Rule 14d-1(g) in Regulation 14D and General Instruction K.1 to Schedule TO.

Section 12. Conditions of the Offer, page 11

4. We noticed that any determination made by the Purchaser is subject to challenge by persons who tender inasmuch as those persons may contest and seek review of any determination by an arbitrator pursuant to Section 13 of the Offer to Purchase. Advise us, with a view toward revised disclosure, whether such persons may also seek review in federal court given Section
   29(a) of the Securities Exchange Act of 1934. To the extent that persons who tender into your offer may also seek relief in federal court in addition to the relief outlined in Section 13, please revise the Offer to Purchase to acknowledge this right.

Closing Comments

       If the information you provide in response to our comments materially changes the information already provided to shareholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offeror is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.


       Please direct any questions to me at (202) 551-3266.

                                                      Sincerely,

                                                      /s/ Nicholas P. Panos

                                                      Nicholas P. Panos
                                                      Senior Special Counsel
                                                      Office of Mergers &
Acquisitions